UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 51)*

                   Under the Securities Exchange Act of 1934

                          CASUAL MALE RETAIL GROUP, INC.
                         (formerly known as DESIGNS, INC.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25057L102
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 21, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D



Item 1. Security and Issuer.

     This amendment to the previously filed Statement on Schedule 13D, as amended ("Schedule 13D"), relates to the common stock (the "Common Stock") of Casual Male Retail Group, Inc., formerly known as Designs, Inc.
(the "Company" or "Issuer"). The principal executive offices of the Company are located at 555 Turnpike Street, Canton, Massachusetts 02021.


Item 4. Purpose of Transaction.

        Item 4 is hereby amended and supplemented as follows:

	JMI executed in final form an Amendment to Consulting Agreement with Casual Male Retail Group, Inc. dated as of June 15, 2005, which amends and restates certain portions of the Consulting Agreement as previously amended.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended and supplemented as follows:

        See Item 4 and Item 7.


Item 7. Material to Be Filed as Exhibits

Exhibit 1. Amendment to Consulting Agreement dated June 15, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   June 29, 2005


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman


                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President


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